August 4, 2005
Via Edgar (Private Correspondence)
and Via Telefax (202) 772-9202
Ms. Linda Cvrkel
Branch Chief
United States Securities & Exchange Commission
Washington, D.C. 20549

Re:	Las Vegas From Home.com Entertainment Inc.
Form 20-F for the year ended December 31, 2004
Commission File #: 000-29718

Dear Ms. Cvrkel:
Reference is made to your letter dated August 1, 2005, to which we are hereby responding as follows:-
Form 20-F for the year ended December 31, 2004
Notes to the Financial Statements
Note 7. Equipment and Software Development, Page 50
1.	Please kindly note the following:-
(a)	The Company’s sole product is the Company’s gaming software which includes certain card games (the “Company’s Gaming Software”);

(b)	The development of the Company’s Gaming Software is a continuous and ongoing process (“Work-in-Progress”);

(c)	The Work-in-Progress consists of:-
(i)	changing the graphics of the Company’s Gaming Software in order to meet changes in customer preferences;

(ii)	improving the scalability of the Company’s Gaming Software so as to preferably eliminate, or failing that, to minimize the freezing of the card games while players are actually playing online so as not to lose customers;

(iii)	improving the functionality of the Company’s Gaming Software so that the card games preferably do not slow down, or failing that, the frequency of the slow downs are reduced so that the Company does not lose its customers;

Las Vegas From Home.com Entertainment Inc.
6th Floor, 1199 West Hastings Street,
Vancouver, B.C. Canada V6E 3T5
Tel: (604) 681-0204 Fax: (604) 681-9428
Website: www.lvfh.com email: info@lvfh.com

Ms. Linda Cvrkel
Branch Chief
United States Securities & Exchange Commission
August 4th, 2005

(iv)	increasing the player capacity of the Company’s Gaming Software in order that the Company’s Gaming Software can accommodate any increase to the customer base of the Company;

(v)	adding new features to the Company’s Gaming Software in order to make it more appealing to the Company’s customers so that the Company may retain its customer base and in order to attract new customers; and

(vi)	to modify the Company’s Gaming Software in order to meet the requirements of the Company’s Licensees and/or customers.
(d)	Management of the Company is of the opinion that the Work-in-Progress shall continue indefinitely in varying amounts;

(e)	The Company’s Gaming Software was determined to be technically feasible and was generating revenues prior to January 1, 2004, nevertheless, Management took the conservative approach of not capitalizing any direct or indirect software development costs and expenses during the fiscal years ended December 31, 2002 and 2003. Only when Management of the Company felt confident in the sustainability of generating revenues from the Company’s Gaming Software, then and only then did the Company commence capitalizing the direct and indirect software development costs and expenses as of January 1, 2004.

(f)	During fiscal 2004, the Company’s total payroll expense was Canadian $2,864,355 which consists of the following:-

(i)	Contributed Surplus (Stock Based Compensation Expense)	Cdn$	1,489,527
(ii)	Salaries for Administration		193,050
(iii)	Salaries for Customer Service Employees		163,915
(iv)	Salaries for Computer Programming, Technical Support and Maintenance Employees		1,017,863

		Cdn$	2,864,355

(g)	The types of costs that were incurred and capitalized in 2004 were:-

Rent	Cdn$	10,857
Amortization		11,977
Insurance		885
Interest		1,903
Payroll *		*571,600
Professional and Consulting fees		62,757

	Cdn$	659,979

Las Vegas From Home.com Entertainment Inc.
6th Floor, 1199 West Hastings Street,
Vancouver, B.C. Canada V6E 3T5
Tel: (604) 681-0204 Fax: (604) 681-9428
Website: www.lvfh.com email: info@lvfh.com

Ms. Linda Cvrkel
Branch Chief
United States Securities & Exchange Commission
August 4th, 2005

*

(1)	Does not include any of the Stock Based Compensation Expense which is stated in 1(f)(i) above

(2)	Does not include any of the Salaries for Administration which is stated in 1(f)(ii) above

(3)	Does not include any of the Salaries for Customer Service Employees which is stated in 1(f)(iii) above

(4)	Capitalized portion of Programming Payroll is directed at technically feasible programming enhancements as described in 1(c) above
Finally, we confirm to you that the Company does not include in capitalized software the costs of computer maintenance, customer support and programming payroll not specifically directed at technically feasible programming enhancements. Furthermore, we confirm that such costs have not been included in capitalized software on the Company’s financial statements.
In closing this letter we confirm that:-
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours sincerely,
LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
“Bedo H. Kalpakian”
Bedo H. Kalpakian
Chairman and CFO
BK/pk
Cc: Smythe Ratcliffe, Chartered Accountants

Las Vegas From Home.com Entertainment Inc.
6th Floor, 1199 West Hastings Street,
Vancouver, B.C. Canada V6E 3T5
Tel: (604) 681-0204 Fax: (604) 681-9428
Website: www.lvfh.com email: info@lvfh.com